SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

PREVIEW OF OPERATIONAL RESULTS
3Q18

FOR IMMEDIATE RELEASE - São Paulo, October 10, 2018 – Gafisa S.A. (B3: GFSA3; NYSE: GFA), one of Brazil’s leading diversified homebuilders focused on the upper-middle and high-income segments, announced today its operational results for the third quarter of 2018. The operational results are preliminary and subject to review by the auditors.

In 3Q18, Gafisa launched one single project, Vision Pinheiros, with total PSV of R$ 71.1 million, which added to other projects launched in the year, totaled R$647.0 million in the first nine months of the year. The lower volume of launches echoes the Company’s strategy to launch more projects on the first semester of the year, due to the macroeconomical uncertainties of the Brazilian market. Thus, the Company’s efforts were focused on inventory sales, which resulted in lower speed of sales (-10.49bps versus 2Q18 and -8.91bps versus 3Q17). We would like to highlight the reduction in cancellations, still in line with the new level already reaffirmed, resulting in a a decline of 13.8% in the quarterly comparison and 38.8% compared to 3Q17. It is also worth mentioning the delivery of 03 projects in the quarter, with total PSV of R$346.0 million.

	3Q18	2Q18	Q/Q (%)	3Q17	Y/Y (%)
Launches	71,144	399,875	-82.2%	463,841	-84.7%
Gross Sales	188,125	405,858	-53.6%	438,429	-57.1%
Cancellations	(51,661)	(59,912)	-13.8%	(84,390)	-38.8%
Net Pre-Sales	136,464	345,946	-60.6%	354,039	-61.5%
Speed of Sales (SoS)	9.4%	19.9%	-10.49bps	18.3%	-8.91bps
Delivered PSV	346,009	300,991	15.0%	75,227	360.0%

Table 2. Inventory at Market Value 3Q18 x 2Q18 (R$ thousand)
	2Q18	Launches	Dissolutions	Gross Sales	Adjustments	3Q18	Q/Q (%)
Inventory	1,395,626	71,144	51,661	(188,125)	(11,608)	1,318,698	-5.5%

IR Contacts Ana Maria Loureiro Recart Danielle Aline de Alencar Hernandes Telefone: +55 11 3025-9474 Email: ri@gafisa.com.br IR Website: www.gafisa.com.br/ri	Press Contacts Máquina Cohn & Wolfe Lívia Hormigo / Guilherme Justo Telephone: +55 11 3147-7414 Fax: +55 11 3147-7438 E-mail: gafisa@grupomaquina.com

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 10, 2018

Gafisa S.A.

By:	/s/ Ana Maria Loureiro Recart
Name: Ana Maria Loureiro Recart Title: Chief Executive Officer